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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        Envision Development Corporation
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   29410N 10 2
                                   -----------
                                 (CUSIP Number)

                                 Bryan T. Allen
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  April 7, 2000
                                  -------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.        [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.   29410N 10 2

--------------------------------------------------------------------------------
 1     Names of Reporting Persons..
       I.R.S. Identification Nos. of above persons (entities only).

       Sundog Technologies, Inc.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)
                    ------------------------
                (b)
                    ------------------------
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds (See Instructions)

       OO
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                    -----------------------------
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------
                    7       Sole Voting Power

                            -0-
                    ------------------------------------------------------------
   Number of        8       Shared Voting Power
     Shares
  Beneficially              1,219,500
    Owned by        ------------------------------------------------------------
      Each
   Reporting        9       Sole Dispositive Power
     Person
      With                  1,219,500
                    ------------------------------------------------------------

                    10      Shared Dispositive Power

                            -0-
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,219,500
--------------------------------------------------------------------------------
12     Check if the Aggregate  Amount in Row (11) Excludes  Certain  Shares (See
       Instructions)                                                         [ ]
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       16.3%
--------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         (a) Title of Class of Equity Securities: Common Stock, $0.01 par value (the "Common Stock")

         (b)      Name  of  Issuer:   Envision   Development   Corporation  (the
                  "Issuer")

         (c) Address of Issuer's Principal Executive Office: 11701 NW 101st Road, Miami, FL 33178

Item 2.  Identity and Background

         Sundog Technologies, Inc. (the "Reporting Person") is a Delaware corporation with its principal office located at 4505 South Wasatch Boulevard, #340, Salt Lake City, UT 84124. The Reporting Person provides intelligent business-to-business data exchange solutions.

         The following information is provided pursuant to General Instruction C of Schedule 13D:

         (i) The directors of the Reporting Person are Alan Rudd, John Zollinger and Jerral Pulley. Messrs. Rudd and Zollinger are employees of the Reporting Person and their business addresses are that of the Reporting Person. Mr. Pulley is employed as Executive Vice President of Marketing and Sales at UB Networks, 2030 Main, Suite 540, Irvine, CA 92614.

         (ii) The officers of the Reporting Person are Alan Rudd (CEO and President), Stephen Russo (Chief Financial Officer and Vice President of Operation), John Zollinger (Chief Technical Officer and Vice President of Engineering), Susan Richards (Vice President of Marketing and Communications), Jeff Swain (Vice President of Strategic Relations) and Art Dearing (Vice President of Business Development). The officers of the Reporting Person are employees of the Reporting Person and their business addresses are that of the Reporting Person.

         (iii)Caldera Holding Company, L.C., a Utah limited liability company ("Caldera"), may be deemed to control the Reporting Person. Caldera's business address is 36 South State Street, Suite 2000, Salt Lake City, UT 84111. Caldera is in the business of holding securities and engaging in transactions in connection with the securities held by Caldera.

         (iv) During the last five years, none of the officers or directors of the Reporting Person or Caldera has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (v) During the last five years, none of the officers or directors of the Reporting Person or Caldera has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (vi) Each of the officers and directors of the Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to the terms of an Amended and Restated Stock Acquisition Agreement dated March 31, 2000 (the "Stock Acquisition Agreement") entered into by the Issuer, QV Acquisition Corporation, a Delaware corporation, the Reporting Person and RockMountain Ventures Fund, LP, a

         Delaware limited partnership ("RockMountain"), the Reporting Person agreed to sell all of its shares of stock of Qui Vive, Inc., a Delaware corporation ("Qui Vive"), to the Issuer and to assign all of its right, title and interest arising under a Software License Agreement and Software Technical Support Agreement Addendum between the Reporting Person and Qui Vive to the Issuer in consideration of the issuance of 1,492,000 shares of the Common Stock, of which 1,219,500 shares were issued at the closing and 272,500 shares of which will be issued within two days after the Issuer's shareholders approve the issuance thereof.

         None of the officers or directors of the Reporting Person or Caldera hold additional shares of the Common Stock of the Issuer.

Item 4.  Purpose of Transaction

         The Reporting Person sold its shares of Qui Vive to the Issuer to enable the Reporting Person to focus on the sale of its own products and applications.

         Within two days after the Issuer's shareholders approve the issuance to the Reporting Person of the additional 272,500 shares of the Common Stock, as described above in Item 3, such shares shall be issued to the Reporting Person.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Person is the beneficial owner of 1,219,500 shares of the Common Stock of the Issuer, which represents 16.3% of the outstanding shares of the Common Stock. None of the officers or directors of the Reporting Person or Caldera are the beneficial owners of any additional shares of the Common Stock of the Issuer.

         (b) Pursuant to (i) a Voting Agreement entered into among the Reporting Person, Dominion Income Management Corp. ("Dominion Management"), Dominion Income Management Corp Profit Sharing Plan ("Dominion Plan" and together with Dominion Management, "Dominion") and RockMountain in connection with the Stock Acquisition Agreement and (ii) a Voting Agreement entered into by the Reporting Person, Alta Limited ("Alta") and RockMountain in connection with the Stock Acquisition Agreement, each of the foregoing entities shares the power to vote, or direct the vote, of the 1,219,500 shares of the Common Stock beneficially owned by the Reporting Person until December 31, 2000 in favor of any resolution or written consent approving any of the following: (i) the issuance of the additional 272,500 shares of the Common Stock of the Issuer to the Reporting Person as described above in Item 3,
                  (ii) the elimination of the effects of anti- takeover statutes, and the reinstating of voting rights, to shares of the Common Stock held by Dominion, Alta or any of their transferees, (iii) the change of the jurisdiction of incorporation of the Issuer to the State of Delaware
                  (exclusive of Dominion), and (iv) any action required in furtherance of each of the foregoing. Dominion Management and Dominion Plan are both Washington corporations whose principal place of business is located at 1502 25th Drive SE, Mill Creek, WA 98102. Alta is a Jersey corporation whose principal place of business is located at 3rd Floor 8 Church Street, St. Helier, Jersey JE2 3NN, Channel Islands. RockMountain is a Delaware limited partnership whose principal place of business is located at 2450 Coyote Run, Suite 700, Rockwell, TX 75087. Dominion Management, Dominion Plan and Alta are each engaged in the business of investments. RockMountain is in the business of investments. During the last five years, none of Dominion Management, Dominion Plan, Alta or RockMountain has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Dominion Management, Dominion Plan, Alta or RockMountain has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The Reporting Person has the sole power to dispose or direct the disposition of the 1,219,500 shares of the Common Stock beneficially owned by the Reporting Person.

         (c)      See Item 3 above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,219,500 shares of the Common Stock beneficially owned by the Reporting Person.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Issuer, the Reporting Person and RockMountain have entered into a Registration Rights Agreement pursuant to which the Issuer extended certain registration rights to the Reporting Person and RockMountain in connection with the shares of the Common Stock issued to the Reporting Person and RockMountain pursuant to the Stock Acquisition Agreement.

         Also, see Item 5b relating to Voting Agreements.

Item 7.  Material to Be Filed as Exhibits

         1.       The Stock Acquisition Agreement;

         2. The Voting Agreement among the Reporting Person, Dominion Management, Dominion Plan and RockMountain; and

         3. The Voting Agreement entered into by the Reporting Person, Alta and RockMountain.

                                     SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              SUNDOG TECHNOLOGIES, INC., a
                                              Delaware corporation

6-29-00                                       By:/s/ STEPHEN RUSSO
-------                                       --------------------
Date                                          Stephen Russo, Chief Financial
                                              Officer and Vice President of
                                              Operation